Exhibit 99.2

U.S. Physical Therapy
Fourth Quarter and Year Ended December 31, 2024
Conference Call Transcript
February 27, 2025 / 10:30 am ET

Operator:
Good day, and thank you for standing by. Welcome to the U.S. Physical Therapy fourth Quarter 2024 and Full Year Earnings Conference Call. At this time, all participants are in listen-only mode. After the speaker’s presentation, there will be a question-and-answer session. In order to ask a question during that session, please press the star (*) key followed by the number one (1) on your telephone keypad. Please be advised that today’s conference is being recorded. If you require any further assistance, please press star (*) then zero (0). I would now like to turn the call over to Chris Reading, Chairman and CEO. Please go ahead, sir.

Chris Reading:	Thanks, David. Good morning and welcome, everyone, to our U.S. Physical Therapy fourth quarter and year-end 2024 earnings call. With me on the line this morning include Carey Hendrickson, our CFO; Eric Williams, our president and COO-East; Graham Reeve, our COO-West; Rick Binstein, our Executive Vice President and General Counsel; Jake Martinez, our Senior Vice President of Finance and Accounting.

Before I begin this morning with some color on the quarter and the year, we need to go ahead and cover a brief disclosure. Jake, if you would, please.

Jake Martinez:
Thank you, Chris. The presentation includes forward-looking statements, which involve certain risks and uncertainties. These forward-looking statements are based on the company’s current views and assumptions. The company’s actual results may vary materially from those anticipated. Please see the company’s filings with the Securities and Exchange Commission for more information. This presentation also contains certain non-GAAP measures as defined in Regulation G, and the related reconciliations can be found in the Company’s earnings release and the Company’s presentations on our website. Chris?

Chris Reading:
Thanks, Jake. Hey, everyone. I want to begin this morning by thanking our clinicians, our partners, and our leadership and support teams for their tireless work this year on behalf of hundreds of thousands of individual patients whose lives we’ve helped positively impact as we interact in a very personal, professional, and life-improving way with our physical therapy intervention across more than five million patient encounters. I’m particularly proud of all of our facilities for the way patients feel about them with a net promoter score across our network of 93, which, as you know, is outstanding. Our Google Care ratings are 4.9, and the demand for our services has never been higher than it has been these past 12 months

In the fourth quarter, we established a new high watermark in visits per clinic per day across our portfolio partnerships at 31.7 compared to 29.9 in the prior year’s quarter. Our total patient volume grew 13% year over year, and despite the Medicare rate reduction we absorbed again in 2024, we moved the needle upwards in our overall net rate through our re-contracting efforts of our commercial plans in combination with some outsized growth of our work comp volume as well. Our combination lifted our rate for the quarter to $104.73, and we expect to continue to make progress from there in the new year.

Our challenge all year, which we continue to work on, surrounds our cost to deliver the outstanding care that we provide due in large part to the very competitive environment we’ve been in to hire enough therapists, which you can see from our daily visit numbers that we’re doing. Our cost per visit continues to be something that has remained more difficult than we expected to reign in. On that front, we’ve continued to make adjustments where needed across our portfolio partnerships, especially in support and related roles, along with our part-time employee base.

Additionally, we are piloting an AI-driven note system that should help to decrease the time spent generating a note in a patient’s EMR while helping to improve our overall clinician efficiency. We’re also piloting technology that would allow us to staff more clinics front offices virtually or in combination with local and virtual staff and reduce our overhead burden that way. Please know this cost promise is a promise we made and one we intend to keep, and the entire team is working to deliver on that.

2024 proved to be a very good development year for us. We completed seven acquisitions, six in PT across a variety of states, including Wyoming, Pennsylvania, Colorado, which was a new state for us and doing exceptionally well. And of course, our entry into New York with our Metro PT deal announced in November of last year. In fact, during the fourth quarter alone, we added approximately 70 clinics in a combination of acquisitions and de novo locations, which will provide a great jumpstart for us in this new year.

One of our completed acquisitions last year was in our injury prevention business with a longstanding, well-respected provider in that space. That has gone very well, and our entire injury prevention business has continued to grow at a very nice clip overall. For the fourth quarter, revenue grew more than 32%, which was a strong finish to an equally strong year overall, where revenue grew again for the year nearly 24% to approximately $97 million, with the gross profit increasing 21.5% for the year, much of that in organic growth. Speaking of organic growth, we continue to expand into new industry verticals. Near year-end, we landed a very large, approximately 50 FTE contract with one of our nation’s premier auto manufacturers. That contract impacted our margin a little bit as we ramped staffing up quickly after winning that competitive engagement.

We have a lot of information to cover, so I’m going to turn things over momentarily, but let me say this: our industry has been in a tough wash cycle for a few years, but we are going to come out of this stronger, I believe, than we went in. Foundationally, we have developed significant muscles that maybe, when things were easier, were underused, muscles that needed to drive exceptional volume, the ones that allow care delivery at exceptionally high rates of patient affirmation for the appreciation and benefit of that care, the ones that allow us to grind through challenging rate negotiations, which have lifted our rate despite cuts from the government, which we expect to sunset shortly. And if we have erred, we’ve erred on the side of people and relationships, making sure that we had the resources to do all that was necessary and right for our patients and their care. We’re not done, and we are committed to making progress in this important area. And with all the positive momentum through our development efforts for new clinics, new partnerships and territories, along with record volume, we have a lot to be thankful for as we head into this new year.

Carey, we have a lot to cover, so why don’t you take it from there?

Carey Hendrickson:
Great. Thank you, Chris, and good morning, everyone. We reported adjusted EBITDA for the fourth quarter of 2024 of $21.8 million, which compared to $19 million in the prior year. Our adjusted EBITDA margin using minority adjusted revenues, like our adjusted EBITDA, was 15.2% for both the fourth quarter of ‘24 and the fourth quarter of ‘23.

Our average visits per day, as Chris noted, were a record high for any quarter in our history at 31.7. Our average visits per day benefited from our action to close 32 underperforming clinics in the third quarter, which had a lower average visit per day than the rest of our clinics. On a month-by-month basis, October visits per day were at 31.5. November was at 33.1, and December at 31.5, with each month being a record high volume for that particular month. For the full year, our average daily visits per clinic was 30.4, which is the highest amount for any full year in our history.

Our net rate of $104.73 in the fourth quarter of 2024 was $1.05 per visit higher than the fourth quarter of last year, even with the 1.8% Medicare rate reduction by CMS that went into effect, as you know, at the beginning of 2024. Excluding Medicare, our rate was up $1.57 per visit, or 1.4% over the fourth quarter of last year. The fourth quarter rate was a little lower than the second and third quarters in 2024, primarily to the addition of Metro in the fourth quarter, and their average rate of $102.54 was lower than our overall average rate. Excluding Medicare and Metro, our net rate was up approximately 2.5% in the fourth quarter. For the full year, our net rate in 2024 was $104.71, a $1.91 increase over the net rate of $102.80 in the fourth quarter of 2023. Of course, this includes the 1.8% Medicare rate reduction in 2024. If you exclude that, our full year net rate increased 3.1% in 2024 as compared to 2023. We continue to benefit from our strategic priority of increasing reimbursement rates through contract negotiations with commercial and other payers, and our focus on growing our workers’ comp business.

We’re also focused on maximizing our cash collections through improvements in our revenue cycle management, and our rate for each major category of payers other than Medicare increased year over year and we will remain focused on rate-enhancing initiatives in 2025.

Physical therapy revenues were $153.8 million in the fourth quarter of 2024, which was an increase of $19.2 million or 14.2% from last year’s fourth quarter. The increase was driven by our higher net rate, the 3.1% increase in visits at our mature clinics, and the addition of Metro in November, which had approximately $10 million of revenue in the months of November and December. Our physical therapy operating costs were $124.3 million, which was an increase of 16.6%. Approximately half of the dollar increase of $17.7 million was related to Metro.

Excluding acquisitions, our salaries and related costs per visit was $61.82 in the fourth quarter of ‘24, which compares to $59.72 in the fourth quarter of ‘23, which is an increase of 3.5%. If you exclude acquisitions, our total operating costs per visit increased just 1.7%, moving from $84.09 in the fourth quarter of ‘23 to $85.50 in the fourth quarter of this year. .

Our PT margin was 17.9% in the fourth quarter of ‘24, compared to 19.5% in the fourth quarter of last year, ‘23. Excluding acquisitions, our PT margin was 18.5% in the fourth quarter of this year, being 2024.

Our IIP team, as Chris noted, produced excellent growth in the fourth quarter and for the full year of 2024. Our IIP net revenues were up 32.1% over the fourth quarter of ‘23, with IIP income up 15.6% over the prior year. Excluding the IIP acquisition that we made earlier this year, our IIP revenues were still up 16.5%, with our gross profit up high single digits. Our IIP margin was 18.5% in the fourth quarter of ‘24, and as Chris noted, the large new auto client that we added in the fourth quarter muted our margin a little bit in the fourth quarter. For the full year, our IIP revenues were up 23.8%, with IIP income up 21.5% and a margin of 20.6%.

Our corporate office costs were in line for both the fourth quarter and the full year. They were 8.6% of our net revenue in the fourth quarter of ‘24, and 8.7% of net revenue for the full year of 2024.

Our operating results were $7.8 million that compares to $8.9 million in the fourth quarter of ‘23. In the fourth quarter of 2024, we did record a $1 million true-up, which increased our income tax expense. That $1 million should not be factored into our go-forward effective tax rate. Our fourth quarter 2024 operating results were also impacted by lower interest income since we deployed our invested cash and acquisitions in the fourth quarter, and higher amortization expense, which is non-cash, of course, which increased due to the acquisitions.

Our balance sheet continues to be in an excellent position. We have $140.6 million of debt on our term loan, with a swap agreement in place that places the rate on that term loan at 4.7% and that rate will extend through the middle of 2027. In addition to the term loan, we also have a $175 million revolving credit facility that had just $11 million drawn on it at December 31, 2024.  balance sheet continues to be in an excellent position. We have $140.6 million of debt on our term loan, with a swap agreement in place that places the rate on that term loan at 4.7% and that rate will extend through the middle of 2027. In addition to the term loan, we also have a $175 million revolving credit facility that had just $11 million drawn on it at December 31, 2024.

Our cash balance at the end of December was $41.4 million. And in 2024, we deployed $133 million of cash into acquisitions, and we bought back more than $9 million of interest from our existing partners. Acquisitions will continue to be our primary focus of capital allocation, and our capital structure is well positioned for it. Also note that our board increased our quarterly dividend rate from $0.44 per share to $0.45 per share, effective with our first quarter dividend.

Looking at 2025, we expect our full year 2025 EBITDA to be in the range of $88 million to $93 million. We have the Medicare rate headwind as we enter the year, as we’ve noted, a 2.9% reduction, which equates to approximately $6.4 million of revenue and $5.7 million of EBITDA. But we’d still expect good growth in EBITDA in 2025, with a full year contribution from the acquisitions we completed in 2024, the full year impact of payor rate increases that we completed in 2024 and then a partial year impact of the ones that we will complete in 2025, continued volume increases at our existing clinics, and continued double digit growth in our IIP business.

As we noted in the press release, we expect the first quarter to be our lowest EBITDA quarter of the year that’s consistent with previous years, just due to normal seasonal factors, likely somewhere around 20% of our full year EBITDA in the first quarter.

With that, I’ll turn the call back to Chris, and we’ll take questions.

Chris Reading:	Yes. Thanks, Carey. Great job. Operator, let’s go ahead and open it up for questions

Operator:
Absolutely. At this time, if you’d like to ask a question, please press the star (*) and one (1) keys on your telephone keypad. Keep in mind, you can remove yourself from the question queue at any time by pressing star (*) and two (2). We’ll take our first question from Brian Tanquilut with Jefferies. Please go ahead. Your line is open.

Brian Tanquilut:
Hey, good morning, guys. This is my first question. Carey, as I think about the growth assumptions that are in your guidance, I know there’s a Medicare rate cut, but curious how you’re thinking about volume growth, number one, and then like your rate trajectory, knowing that there’s a Medicare rate cut coming in, and then maybe also the impact of the 32 clinics that you closed.

Carey Hendrickson:	Yes. So, I’ll start – go ahead. Did you want to say something, Chris?

Chris Reading:	No. Go ahead, Carey.

Carey Hendrickson:
I’ll start with the closure of the clinics. That closure of the clinics, that makes about a positive $1.5 million impact on our 2025. They had a loss of $1.5 million in EBITDA in 2024 in those first nine months prior to closing them, so that’ll be a positive for 2025

As far as rate, we do have the 2.9% Medicare rate reduction, but we’re going to continue to grow all of our other payers. We are constantly looking to increase those rates based on negotiations we’re in the middle of right now. We’ve got some of our larger states that we’re in contract negotiations on right now and expect to see some increases in 2025. So, we still expect our rate, even with the 2.9% reduction in Medicare, we expect our rate to increase in 2025.  Maybe not at the rate it did when you compare ‘24 to ‘23 just because we have a larger Medicare rate reduction, but we’re going to increase the rate in 2025. I’m confident in that.

And then as far as volume at our mature clinics, I think we go into the year of 2025 expecting to see continued growth in that. We had 3% visit growth in the fourth quarter, and I think we can achieve that certainly in 2025, somewhere in that 2% to 3% range at a minimum.

Chris, any comments from you other than that?

Chris Reading:	No, I think that’s right. The team continues to work on all these foundational fundamental issues, and we expect to make continued progress in all those areas.

Brian Tanquilut:
I understand. And then, Chris, maybe as I think about recruiting and retention and wage inflation, obviously still an area of focus and maybe a little bit of a challenge there. So, I’m curious, what do you think the dynamics are there, and are we getting close to the end of that trend? Anything you can share with us and your thoughts there.

Chris Reading:
Yes, Brian, I wish I knew. I mean, it’s difficult for us to project what demand is going to look like. Certainly, there are internal and external factors, a number of people entering physical therapy school, a number of graduates, geographic distribution of those, there are a lot of factors. So, a little bit difficult for me to project when things change. I will tell you that we’ve made some investments this year in infrastructure and people. We hired a number of individuals. We upgraded systems on the recruiting side. We’ve changed how we’re addressing the market on the recruiting side. We’re seeing some definite improvement in that area, significant measurable improvement, anecdotal improvement from our partners. They’re seeing more applicants than they’ve seen in a very, very long time. But in terms of the rate, the rate is always determined by the competition and your ability to differentiate yourself compared to others. We certainly have the balance sheet and the stability in comparison to the vast majority of our competitors, so a lot of stability there. But it’s a competitive market right now, and if we want to continue to grow volume, we have to remain competitive, and we expect to.

Brian Tanquilut:	Got it. All right. Thanks, guys.

Carey Hendrickson:	Thanks, Brian.

Chris Reading:	Thank you. We’ll take our next question from Larry Solow with CJAS Securities. Please go ahead. Your line is open.

Chris Reading:	Hey, Larry.

Larry:	Thanks. Good morning. Hey, good morning, guys.

Carey Hendrickson:	Good morning.

Larry:
Just piggybacking on Brian’s question, just on the volume outlook for this year, the 2% or 3%, because I think it was a little bit less than that in ‘24, and there were some staffing constraints and what not. So, I guess the question is, it sounds like the inflationary pressures are still there and things won’t get fixed overnight, but I know you had several initiatives underway. Do you think staffing will still be a constraint on that volume, or will that be more just on a cost impact in terms of the staffing side?

Chris Reading:
Yes, look, I mean, we always have puts and takes from a staffing perspective. When you have approaching 800 locations, you’re going to have some – many potentially where you’re fully staffed, and then others where you’re intermittently looking for one reason or another, either volume growth is exceeding your current capacity or you have somebody relocate when things happen. But generally speaking, we’re making progress on the recruiting side, our retention has been good, and so I expect that we’re going to be able to address the volume as we go forward with the investments that we’ve made in a little better fashion than we did in the last 12 to 18 months. Having said that, I don’t know that I’m prepared to give you a radically different volume number as we start this year. Let’s see how it plays out. Everybody’s working very hard to deliver on that, as we have both delivered and worked on that issue, and we’ll see how the year comes through.

Larry:
That’s fair. And I know you spoke about several initiatives and you highlighted that again in your press release. This is a moving target, it feels like there’s a lot of moving parts. Maybe inflation is probably more resistant than we thought, but maybe a few months ago – but I know last quarter you threw out a $10 million ultimate cost savings number without an actual timeline. Again, do you still feel comfortable, maybe not that 10 million exact number, but that we’re moving in the right direction and there are excess things you can cut out or efficiencies that you can build in, it just takes time? Is that fair to say?

Chris Reading:
Yes, I think it’s fair. Look, we’re not perfect. We’ve delivered on almost everything we said we were going to do. This is the one area that we’ve got to continue to work at, and it’s challenging. Our partner’s tendency is to err on the side of making sure they have enough people, and it’s probably the right side to err on, generally, enough people to take care of staff. Yet with inflation, we’ve got to figure out a way how not to be moment to moment with slack resources. And it doesn’t take a lot. Somewhere between $50.00 and $75.00 a day per clinic aggregates up to $10 to $15 million pretty quickly. So, we think in a longer period of time, in addition to the basic things that the operations team is working on daily with our partners to make sure that hours match very precisely with volume demands. We’re hopeful that the front desk initiative around virtualization will give us the ability to scale back there and be more efficient, particularly across smaller locations, handle a number of locations virtually. And then, we’re hopeful that the AI Scribe system that we’re using for documentation helps to make our clinician today a little bit more efficient, and therefore, potentially a little bit more productive. So, that’s going to take a little time, of course. Those are newer, more recent changes in addition to the day-to-day focus that has been ongoing. We have more work to do, so we’ve got to deliver some results.

Larry:
Right. Just lastly, on the CMS cut, obviously it’s been a multi-year headwind, it does feel like, and I think you mentioned that too in your release, that again, government never knows exactly what’s going to happen, but it sounds like we’re at the end of that four or five years of cuts.

Chris Reading:
Yes, we definitely should be. Statutorily, according to the way that this original law was drafted around neutrality and fee schedule, we should be beyond that. We’ve now absorbed, particularly with interest, all of the rate cut that was prescribed at the beginning, which was an onerous, wrong-headed cut that wasn’t supposed to be directed toward physical therapy, but which we absorbed anyway. We continue to be frequently in Washington and have a lot of discussions with key members. We have a bill that is entitled as the SAFE Act, which we think can be used, now can be used as a saver to offset some of the potential increases in the entire physician fee schedule. SAFE Act is designed to reduce falls, allowing Medicare patients to get a screen without a copay in a physical therapy office. We have a lot of traction with that. We’re hoping that’s something that comes to pass this year. So, we’re making progress. It’s been a tough series of years, but we’re hoping to come out the other side. It’ll be nice to have what we hope to be neutral to forward years again in the future.

Larry:	Great. Thank you, guys. I appreciate all the color.

Chris Reading:	Yes, thanks, Larry.

Operator:	We’ll take our next question from Jared Haase with William Blair. Please go ahead. Your line is open.

Chris Reading:	Morning.

Jared:
Good morning, and thanks for taking the questions. Maybe I’ll ask on the IIP segment. It looks like that accelerated on an organic basis to end the year. I just wanted to make sure I understand what you have with that acceleration. So, is that largely cross cell driven, any new logos that were material in the period? And then obviously you mentioned expecting that double-digit growth profile to continue. Can you just remind us, I guess, what level of visibility do you have in that trend on a forward year basis?

Chris Reading:
Yes, visibility is really good. I mean, barring some major change, which would be unforeseen, I think we’ve done a pretty good job over the seven years or eight years. I guess it’s eight years now going into this year that we’ve had it. We had one year that was flat and we had visibility into some anticipated change several years ago, and beyond that, we’ve been consistently double digits. And so, one of the things that our team has gotten particularly good at, and I’m really proud of them – the CEO for our largest injury prevention company was in town with us this week – that team has done an exceptional job in cross selling. And the acquisitions that we brought in have added to our industry verticals, types of industries that we serve. They’ve also broadened our offering over time. And over that same period of time, we’ve gotten much, much better at cross selling. So, those are two significant components in addition to the fact that more and more companies are becoming aware that injury prevention is a necessary part of preventing their massive musculoskeletal spend issues. It’s a problem for our country across many, many industry segments. So, it’s that combination. We did an acquisition earlier in the year. I think it was probably April of 2024. That acquisition has gone well, that integration has gone well. And again, over a period of time, the team, we’ve added to it. The team has matured and just doing a really nice job. I’m really proud of those guys.

Jared:
That’s great. That’s super helpful color. And then I’ll maybe ask a related question on the same segment. I was just curious, the large competitive win that you cited in the fourth quarter. I was hoping to hear any color in terms of how you framed the key characteristics that I guess differentiated your services, allowing you to win that larger client.

Chris Reading:
Yes. So, one of our injury prevention partnerships has had really, really strong success on the auto industry. They served a number of the world’s biggest auto manufacturers already, and this was a particular auto plant in the US, which was being served long standing by a large competitor with competitive process, and I think these companies, they talk. Certainly, there are components of price that come into play. Although, I don’t think we were particularly aggressive in terms of our pricing necessarily, but the service that we provide and relationship with our staff and the consistency of the teams, I think, has stood out over time. Look, we win some, we lose some. This one was a great win for us. It caused us to have to staff up quickly which compressed that margin a little bit which we saw in the fourth quarter. The auto contracts, in general, little tighter margin than some other industries, but I’m proud of that team as well. They’re doing a great job and they have a lot of good things in the works for this coming year.

Jared:	Perfect. That’s great to hear, and I’ll hop back in queue.

Chris Reading:	Yes. Thank you.

Carey Hendrickson:	Thanks, Jared.

Operator:	We’ll take our next question from Ryan Quinn with Corre Partners. Please go ahead. Your line is open.

Ryan Quinn:	Hey Chris and Carey, this is Ryan Quinn from Corre. Can you guys hear me okay?

Chris Reading:	Hey Ryan. Yes, you’re good.

Carey Hendrickson:	Yes. Hi.

Ryan Quinn:
Good morning. We’re just trying to better understand the EBITDA budget for 2025 at the midpoint of 90.5, given the 88 to 93 guidance. It seems like full year 2024 has about two months of Metro, which you noted that was about $10 million of revenue for November and December. If I kind of imply their EBITDA margin of about 19%, that gets me to about $2 million of EBITDA. So, if I back out those two months for 2024, I kind of get to an $80 million EBITDA number, and if I just simplistically add on $12 million of Metro to that to get an apples-to-apples comparison, I’m somewhat getting to a full ‘25 implied $91.8 million of EBITDA, which is a little bit higher than your midpoint guide. So I’m just trying to better understand the puts and takes as it relates to the growth, because it seems like the average visits per day is record high, and the demand dynamics are extremely high, but we’re just trying to better understand some of the cost to puts as it relates to that budget.

Chris Reading:
Yes. Let me just say this, and then Carey has the detail on some of the puts and takes. Our budget is actually a little bit higher than the midpoint range that we provided. You know, these guides aren’t perfect and we try to frame it as best we can. You know, you’ve got to remember that we’ve got a Medicare reduction this year which takes out a pretty significant chunk, actually. It eliminates a lot of the Metro lift which, again, we’re 50% on. So, remember that as well. Carey, do you want to walk through the detail around that?

Carey Hendrickson:
Sure. Yes, sure. First of all, Ryan, thanks for the question, but your Metro estimate is a little high. You know, when  we bought them, they have about $12 million of EBITDA and we own 50% of that. So, their EBITDA to us is somewhere around $6 million, plus or minus a little bit, and the fourth quarter amount of EBITDA that you’ve quoted was a little high too. They were probably about a million dollars or so in the fourth quarter from their contribution with those two months. So, if you look at our – I’ll break it out into pieces. If you look at our contribution in 2025 versus where we were in 2024 from acquisitions, all our acquisitions, probably somewhere around an $8 million to $9 million increase in ’25 versus what we had from them ‘24. IIIP is going to go up a little more than $3 million, I would say. But then we have the Medicare reduction of $5.7 million in EBITDA. We’ve got corporate costs we’re going to increase to support the growth as well as some initiatives for financial systems that we have in 2025 that we need to upgrade. We haven’t upgraded our financial systems in a number of years. That’s probably could be $5, $6, $7 million in additional corporate costs. But still, as a percent of revenue, I think it will go down in 2025 as compared to ’24. Then you’re left with the core of that growing at a pretty good rate without the Medicare reduction in 2025, about $6 to $10 million, somewhere around there. These are all just broad strokes, but that kind of gets you to where that midpoint range is. So, hopefully, that’s helpful.

Ryan Quinn:
I appreciate that additional color. Just one more, if I may. Obviously, it’s great to see the net rate per patient visit increase year over year to that 104.73 but it did take a little bit of a step down sequentially from Q2 and Q3 as well. Just trying to understand some of the puts and takes there. Can you help us understand that a little bit better?

Chris Reading:	Yes, Carey, go ahead.

Carey Hendrickson:
As I mentioned on the call, Metro’s average rate was lower than our overall average rate. So, it’s about 102.50, and that’s lower than our rate was. For instance, in the third quarter of just above 105. So, when you add that in, it brings that rate down a little bit, but it’s still a nice increase even with that over the prior year. We’ve got rate negotiations going on all the time, and you know, you have puts and takes in rates, but we still were able to increase that at a pretty nice rate in the fourth quarter, considering, especially, the addition of Metro in there at a lower rate. It was 2.5% increase in the fourth quarter of ’24 compared to the fourth quarter of ’23 when you exclude the Medicare impacts, as well as Metro --o, looking at a kind of apples-to-apples.. So, that may not be quite as high as it was in the second and third quarters, but still a pretty good increase year over year in the fourth quarter.

Ryan Quinn:
Yes, that’s helpful. I appreciate it. Then just going back to the budget comment for 2025. Are you able to help the folks here in account of [to cover the name], just bridge what the implied EBITDA margin would be for 2025? Does it look similar to 2024, including or excluding Metro? Are we going to see a little bit of a step up there? Maybe a little bit of a decrease? How should we be thinking about that?

Carey Hendrickson:
Well, when I look at our EBITDA margin as well as our – let me just talk about PT margin first. PT margin, I think, it’s going to be relatively similar to what it was in ‘24. We’re going to have increase in on our costs – increase in our cost are normal and we talked about some that. It’s just going to depend on how much headway we’re able to make with some of our cost intiatives, I think,  where that margin ends up for the year, but I think it should be somewhat similar to, and hopefully growing a little bit from where it was in 2024. IIP margin is going to be relatively similar to what it was in ‘24.

Ryan Quinn:	Got you. But you guys don’t disclose what the estimated actual margin would be?

Carey Hendrickson:	No. We don’t talk that specifically about that.

Ryan Quinn:	Okay. Well, appreciate the time, both of you. And we can follow up off on. Thank you very much, appreciate the time.

Chris Reading:	You’re welcome. Thank you.

Operator:	We’ll take our next question from Constantine Davides with Citizens JMP. Please go ahead. Your line is open.

Constantine Davides:
Chris, just on – maybe you can just talk a little bit about your experience with Metro now that you’ve sort of owned that for four months, and comment on the New York market more broadly since it’s your first experience in there, and then just how you’re thinking about opportunities to add de novos underneath that logo in 2025?

Chris Reading:
Yes. Constatine, I’m going to kick this over. Metro – or let me make a few comments and then I want Eric Williams to take that. Eric’s front and center barely with Michael at Metro. Metro team is doing a great job. New York’s then turned out to be a really good market for us. We get a lot of growth opportunities, not just in New York but in adjacent areas. Eric, do you want to touch a little bit on Metro and where we are?

Eric Williams:
Yes, look, we’re excited about having this opportunity in New York. I mean that whole northeast has really been an area that we haven’t done a great job of penetrating and by picking up the Metro business which has a tremendous amount of density on Long Island, we think we have the ability to grow not just in Long Island but in the other boroughs of New York and over to New Jersey. Now that we have a really strong management team at Metro, it’s going to open some doors for us. They have a very solid de novo pipeline for New York. We’re going to evaluate a lot of talking opportunities as well. I think it dramatically increases our ability to add de novo. I think we did 28 clinics last year from a de novo perspective and I think Metro’s going to add substantially to that moving forward here in 2025.

Constantine Davides:
One thing I know, they do a lot or at least some of it is home-based therapy and maybe you guys can just comment broadly on how you think about that at US Physical and what kind of opportunities you have to extend services beyond the four walls of the typical outpatient clinic?

Chris Reading:
Let me start and then you pick it up. We definitely see home-based therapy as the next opportunity. We had a partner meeting coming up. It’s going to be a big focus, one of several focuses on service expansion but Metro’s done a great job, and we have more plan. Go ahead, Eric.

Eric Williams:
Yes, I was going to add about. The home care side was about 20% of their business there and a lot of expertise and again opens up the door with Metro there not just to expand on the outpatient clinic side but to expand on the homecare side as well. We are excited about looking at that and looking forward to having Michael to share with our other partners how we started and grew our product line. So, we also think that’s a great opportunity for further growth at US PH.

Constantine Davides:
Great. Thanks for the color. I guess just one last question. Carey, I apologize if I miss this but did you quote a worker’s comp mix for the quarter and can you guys just talk about you’ve been in that market for a long time, just what’s really driving some of the volume benefits with respect to that part of the market in terms of your ability to reaccelerate growth in worker’s comp?

Carey Hendrickson:	I’m going to let Eric talk about because he’s really heading up our worker’s comp initiative so Eric, why don’t you take that?

Eric Williams:
Sure. Yes, much like the net rate issues, this is something we worked really hard on over the course of the last two years and 2024 was definitely a success for us.  A lot of that goes back to significantly increasing the number of work comp pay relationships that we have and really focusing on pull through all those agreements. So you can take a look at the number of agreements that we had in place three years ago. So go back to 2022, we tripled the number of those relationships and significantly increased pull through. If you take a look at – I’ll give you some Q4 numbers and then some year to date numbers, visits in the fourth quarter grew 11.6 year-over-year, rate increased in that quarter 7% and overall revenue increased 19.5% quarter over quarter for work comp. On a  year to date basis, they are similar. Total revenue has increased 15.7% year-over-year on an annualized basis, visits increased 11.6% and overall for the year we went up about 3.7% on rates. So it’s been a focus upward. We’ve invested in some additional resources, we spend a lot of time with our partners teaching them what’s a little bit different about handling a worker’s compensation patient and a relationship with case managers, referral sources, employers versus how you do that for a traditional outpatient physical therapy patient. So it’s that infrastructure and training that we put in place that are making a big difference for us and we have several more agreements still in process right now which we expect to further help us grow our business in 2025.

Carey Hendrickson:
Constantine, to your specific question about mix. The worker’s comp mix was right at 10% in the fourth quarter of 2024. That was down a little bit from the third quarter but the reason is that Metro doesn’t have as significant a component of Workers’ Comp as the rest of our business does. On an apples-to-apples basis, our mix was 10.4% in the fourth quarter just like it was in the third quarter of ‘24.

Constantine Davides:	Awesome. Thanks for taking the questions guys.

Chris Reading:	Thank you.

Operator:	We’ll take our next question from Mike Petusky with Barrington Research. Please go ahead. Your line is open.

Chris Reading:	Hey, Mike.

Mike Petusky:
Hey, good morning. Lots of great information. Thank you. Going back to Metro, the net rate there. I’m just curious, did they have a decent amount of Medicare or are these contracts that you can improve as they are more fully integrated? Can you just speak about that 102.54, can that be lifted over time?

Chris Reading:	Yes, will be lifted. Go ahead Eric.

Eric Williams:
Yes, there’s actually a number. When a year is where we bring a lot of resources that Metro didn’t have is on the payor contracting side and we’re neck deep in terms of rate negotiations with the number of payors in the market and absolutely have the ability to increase rate. Our expectation is that we’re going to. A lot of their homecare business is Medicare but again the vast majority of the volume going through their clinics is on a –through the business is on the outpatient clinic side so that’s an opportunity for them.

Mike Petusky:
All right, perfect. I’m not sure I heard this clearly and I may not have. Carey did you say essentially when you were still doing the puts and takes on the EBITDA and sort of the bridge to the guide, did you say you were assuming a pick up of 3 million from the technology initiatives you guys are putting in place? Did you say that or did I totally mishear that?

Carey Hendrickson:	No, I didn’t say – I said a little north of 3 million from our IIP business, that may be what.

Mike Petusky:
Okay. All right. In terms then of the technology initiatives and Chris what are you – I understand that you’re in the pilot stage but what do you think you can pick up? I don’t know how – I know different places sort of handle notes differently from, are very heavy and therapy sort of doing notes as they’re treating the patients. Some are less relaxed about that, I mean, how much pick up can you get from the AI notes pile and then from the other piece of the technology virtuals and staffing?

Chris Reading:
Yes, I still think TBD, to be determined. I expect we’ll have more cost related pick up in the virtualization part of the front desk necessarily than we will on a cost perspective from the AI notes component. I do think it will help to reduce some of the stress on our therapist. I think it will help retention. I think it’s going to be a welcome add and I think anytime you reduce stress, you free up some time, you create the opportunity to generate a little bit more revenue potentially but I think the big, I think the bigger part on the cost side is going to be the front desk virtualization and how we’re able to do that in increments and we’re not deep enough, long enough in to have a real good handle on that yet Mike but I feel, from talking to others, I feel like we can definitely make some progress from where we are.

Mike Petusky:
Then, last question. Unfortunately, I think that I know the answer to this, with all the activities in Washington. I’m assuming that the thought that maybe the congress would go back post December 31st and look at the weight cut that the CMS putting in for ’25. I’m assuming between our claims in Gaza, Greenland, and Canada, that this may not be front and center in terms of congress’ activities. So, can you just kind of confirm that that’s not something that you guys still have hope for.

Chris Reading:
We don’t have that built into our budget and we don’t have an expectation that that’s going to happen. These are in the outside possibility that remains, yes, I would tell you not to bet on it. If it happens, it’ll be a surprise,Predicting anything that happens in Washington these days is difficult. I think the way they’ve gone about it in draft form, the cost is going to be prohibitive, rather than propping up select subsets in the physician piece schedule that have been under particular duress in the last few years, physical therapy is certainly one of those, kind of the proposal that don’t think will end up getting traction except the entire physician fee schedule would get a lift, and it’s just really a cost prohibitive item to do that because some of those physicians have gotten the lists for the past few years, and this would be in addition to that. So when you aggregate all that, it’s a really big number, and so that’s why I don’t think it’s going to happen. Could it? Yes, but not counting on it. We’re not expecting it.

Operator:	Very good. Thanks guys.

Chris Reading:	Thanks, Mike.

Carey Hendrickson:	Thank you, Mike.

Operator:	We’ll take our next question from Joanna Gajuk from Bank of America. Please go ahead. Your line is open.

Joanna Gajuk:	Yes, hi. Thanks so much for picking. A couple –

Carey Hendrickson:	Hi Joanna.

Joanna Gajuk:
Hi, how are you? Just for the couple of follow ups here. I guess on the - thanks for the call on the non-Medicare rate explaining Metro in Q4, you know, the pricing or the average revenue is okay. What exactly do you use them for for 25, I guess, on that piece of the non-Medicare rate, I guess excluding Metro. But then I guess, even with the Metro coming at the lower rate, do we expect the average net rate for the year for ’25 to be flat or up a little bit, or down a little bit? Thank you.

Carey Hendrickson:	I’m sorry, the last part was at - whether average rate will be up or down versus ’24. Is that correct?

Chris Reading:	Right.

Joanna Gajuk:	Yes, for the full year. Yes. And then what year for like the non-Medicare 2025 year?

Carey Hendrickson:
Yes. I do believe the rate will be up in ’25 versus ’24. I think I noted earlier, maybe not at the same rate as it was ’24 to’23 because we do have the larger Medicare rate reduction in ’25 than we did in 2024, but still, I do expect it to be up in ’25 versus ’24. As far as non-Medicare increase, it’s hard to predict that exactly because it depends on what rate negotiations we get completed and when, and when those actually take effect. But I would still expect an underlying increase of somewhere around the 2% mark, if not hopefully a little bit better than that. I think we need to achieve that in order to get a rate increase in 2025 when we’ve got Medicare rate reduction kind of looming there. As Eric mentioned, I think we’ll see some nice lifts on Metro rates. I think we would expect at least as much, if not a little more, rate increase there than we have on some of our other acquisitions. We’ve got some real opportunity there, I think.

Joanna Gajuk:
Great to hear. I guess the last comment. On another topic, I guess, I don’t think you talk about cash flow. So, I guess it was down in the quarter. There’s some timing issues, but also for this full year, the cash flow was down. Maybe there was also something related with timing and such, because I guess also ’23 cash flow moved a lot year over year. So, I guess maybe talk about the history, but also more importantly, how we should think about cash flow outlook for

Carey Hendrickson:
Yes. I mean, I think - look, we’ve had really good cash flow. More than enough to help us pay down that Term Loan a little bit, and make acquisitions  which mostly came from cash we already had on our balance sheet. Year to year, there aren’t, I wouldn’t necessarily say any big puts or takes, but I expect we will have some cash flow growth in 2025, a little bit more than we had in 2024. Our dividend increase is  a penny increase per quarter, which is nice, but it doesn’t add that much to our cash flow. So, I think when we have the cash flow growth top line, there’s not going to be as much taken away from a much of an increase in the dividend as perhaps the rest of the growth. So, I think we’ll be in good position from a cash flow growth standpoint. I’m not worried about our cash flow growth. We have good cash flow, period. I think we generate a good amount of cash. It may vary a little bit year to year, but we’re in a good position from that standpoint. Our capital structure is really what I’m focused on, and I think we’re in a good position to be able to allocate capital to acquisitions going forward, which I do believe we’ll have a good amount of activity in 2025 on the acquisition front too. Hope that helps, Joanna.

Joanna Gajuk:
No, this is helpful. Thank you, I appreciate it. I guess, on the acquisition front, any call ou there, were there some many different things you’re looking at? I guess you’re talking about this home therapy as a kind of, I guess, new service line, but is there something you might need to buy some assets or some capabilities to actually do it more on expanded way outside of the Metro market, or is it something that you would develop internally? Thank you.

Chris Reading:
Yes. I think on a home care side, we’re looking at the, actually, in discussions right now. In one market where, as Eric mentioned, we have a partner meeting coming up in March. That’s going to be one of the featured expansion elements that we’ll spend some time with Michael’s help and introduce to our partners, and that’s something that we think we can begin to do with select partnerships organically. Then there’s just the normal stuff in injury prevention and physical therapy that we’re always working on. So, I think we have good opportunities this year. As Carey mentioned, compared to many, many of our competitors, we a  have a great capital structure. Our peers are considerably tighter, in some cases, really difficult. You know, beginning 2022 and forward, we’re in a great spot, and we have a great home for really good companies, and we are going to continue to be active.   I don’t know that I consider home care really to be truly a different segment. It’s what we normally do in physical therapy, it’s just that the site of care is different, but you’ll see we continue to be active in all those areas.

Operator:	There are no further question on the line at this time. I would turn the program to our speakers for any closing remarks.

Chris Reading:
Okay, David. Thank you. Look, thanks everybody for your time today. Thanks for your questions. A lot of great questions. Carey and I are available as the day goes on and tomorrow. Feel free to give us a call and have a great rest of your day. Thank you. Bye now.

Operator:	Okay. This does conclude today’s program. Thank you for your participation and you may now disconnect.
END